14049946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCF Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1041 Founders Row
(No. and Street)

Greensboro (City) GA (State) 30642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debora Wallace 706-453-1995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1713 Mahan Drive (Address) Tallahassee (City) FL (State) 32308 (Zip Code)

SEC Mail Processing Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debora Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCF Investments, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/Controller/FINOP

Title

DIANE D. BASSETT NOTARY PUBLIC EXP. June 20, 2016 PUTNAM COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCF Investments, Inc.

Financial Statements

December 31, 2013

CARR RIGGS & INGRAM
CPAs and Advisors
LIMITED LIABILITY COMPANY
www.CRIcpa.com

CCF Investments, Inc.

Financial Statements

December 31, 2013

CCF Investments, Inc.
Table of Contents
December 31, 2013

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Management
CCF Investments, Inc.
Greensboro, Georgia

We have audited the accompanying financial statements of CCF Investments, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

The schedule of assessment and payments to the Securities Investor Protection Corporation (Form SIPC-7) on pages 15 through 16, is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5(e)(4) under the Securities Exchange Act of 1934. We have applied certain limited procedures, as enumerated within the Independent Accountants' Report on Applying Agreed-Upon Procedures. However, we did not audit the information and express no opinion on it.

Carr, Riggs & Ingram, LLC

February 25, 2014

CCF Investments, Inc.
Statement of Financial Condition

December 31,		**2013**
Assets		
Cash	$	203,030
Commissions receivable		315,395
Prepaid expenses		68,855
Equipment, net		6,915
Total assets	$	594,195
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	37,038
Commissions payable		293,303
Registration fees collected in advance		49,847
Total liabilities		380,188
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		247,701
Deficit		(83,694)
Total stockholder's equity		214,007
Total liabilities and stockholder's equity	$	594,195

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Income

Year ended December 31,	2013
Revenues	
Commissions	$ 8,046,253
Other income	422,764
Total revenue	8,469,017
Expenses	
Employee and agent compensation and benefits	7,572,493
Insurance	141,155
Regulatory fees	63,157
Other expenses	601,468
Total expenses	8,378,273
Income before income taxes	90,744
Provision for income taxes	9,567
Income	$ 81,177

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2013	50,000	$ 50,000	$ 247,701	$ (164,871)	$ 132,830
Income	-	-	-	81,177	81,177
Balance at December 31, 2013	50,000	$ 50,000	$ 247,701	$ (83,694)	$ 214,007

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Cash Flows

Year ended December 31,	**2013**
Cash flows from operating activities:	
Income	$ 81,177
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	5,868
(Increase) decrease in operating assets:	
Commissions receivable	(113,995)
Prepaid expenses	(35,523)
(Decrease) increase in operating liabilities:	
Accounts payable and accrued expenses	6,894
Commissions payable	102,187
Registration and administration fees collected in advance	4,882
Net cash provided by operating activities	51,490
Cash flows from investing activities:	
Purchase of equipment	(2,487)
Net cash used in investing activities	(2,487)
Net change in cash	49,003
Beginning cash	154,027
Ending cash	$ 203,030

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

CCF Investments, Inc. (the "Company") is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (the "Parent").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements are presented on the accrual basis of accounting.

Commissions – Commissions are recorded on the trade-date basis as securities transactions occur.

Administration fees – Fees are collected from agents for errors and omissions insurance, compliance audits and fidelity bond. These fees are collected in advance and recognized as revenue during the year to which the corresponding expenses relate.

Cash – The Company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by rule 15c3-3(k)(2)(i) of the SEC.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Advertising – Advertising costs are expensed as incurred.

Allocation of expenses – The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. Salaries, benefits and other costs are allocated based on estimates of actual time incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Such differences result primarily from the net operating loss generated in prior years which will be carried forward to future years for income tax purposes.

Management estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events – Subsequent events have been evaluated through the date the financial statements were available to be issued.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable include amounts due from investment and insurance companies. Receivables are stated at the amount management expects to collect. Management determines the allowance for doubtful accounts based on factors including experience and the current economic environment. Management has determined that any credit losses would be immaterial; therefore, they have recorded no allowance for doubtful accounts.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following:

December 31,		2013
Errors and omissions insurance	$	10,225
Fidelity bond		17,398
FINRA registrations		26,626
Other		14,606
Total prepaid expenses	$	68,855

NOTE 5 – EQUIPMENT - NET

Equipment, net consists of the following:

December 31,		2013
Equipment	$	37,145
Less accumulated depreciation		30,230
Equipment, net	$	6,915

Depreciation expense was $5,868 for 2013.

NOTE 6 – REGISTRATION FEES COLLECTED IN ADVANCE

FINRA registration fees collected from agents in advance totaled $49,847 at December 31, 2013.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $100,389, which was $75,043 in excess of its required net capital of $25,346. The Company's net capital ratio was 3.79 to 1.

NOTE 8 – INCOME TAXES

The Company utilizes the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

The income tax provision differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax accounting income primarily as a result of the Company's recording of a valuation allowance against the deferred tax asset resulting from incurred net losses as well as the utilization of outstanding net operating loss carryforwards.

Net deferred income taxes consist of the following:

December 31,		2013
Deferred tax assets	$	21,840
Valuation allowance		(21,840)
Net deferred income taxes	$	-

Federal operating loss carryforwards total approximately $104,087 and will expire in various years through 2027.

The provision for income taxes is for state income taxes totaling $9,567.

The federal income tax returns of the Company for 2010, 2011 and 2012 are open to examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

NOTE 9 – COMMITMENTS

The Company finances its errors and omissions insurance through a premium finance agreement with its insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2013. Premiums related to this policy total $141,570. The Company paid $14,157 of the annual premium prior to December 31, 2013. The remaining balance of the premium is to be paid in ten monthly installments of $12,741 commencing January 20, 2014. The Parent has guaranteed the commitment.

NOTE 10 – SUBORDINATED DEBT

At December 31, 2013, the Company had no subordinated debt.

NOTE 11 – RELATED PARTIES

The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. At December 31, 2013 no significant intercompany receivables or payables were presented. As well, the Company incurred no intercompany revenues or expenses for 2013.

NOTE 12 – CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required. The Company is currently a party to arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with ongoing cases.

Supplementary Information

CCF Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31,	**2013**
Net capital	
Total stockholder's equity	$ 214,007
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable (net of corresponding commission payable of $277,548)	37,848
Equipment, net	6,915
Prepaid expenses and other assets	68,855
Total deductions and/or charges	113,618
Net capital	$ 100,389
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 37,038
Commissions payable	293,303
Registration fees collected in advance	49,847
Total aggregate indebtedness	$ 380,188
Computation of basic net capital requirement	
Minimum net capital required	$ 25,346
Excess net capital at 1,500 percent	$ 75,043
Excess net capital at 1,000 percent	$ 62,370
Ratio: aggregate indebtedness to net capital	3.79

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See the Independent Auditors' Report.

Other Reports and Information

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors and Management
CCF Investments, Inc.:

In planning and performing our audit of the [consolidated] financial statements of CCF Investments, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

Tallahassee, Florida
February 25, 2014

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES AS REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Management
CCF Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CCF Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCF Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCF Investments, Inc.'s management is responsible for the CCF Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

February 25, 2014

CCF Investments, Inc.
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067027 FINRA DEC
C C F INVESTMENTS INC 13*13
1041 FOUNDERS ROW
GREENSBORO GA 30642-5303

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debora Wallace

2. A. General Assessment (item 2e from page 2) $ 1024

B. Less payment made with SIPC-6 filed (exclude interest) (—)

Date Paid

C. Less prior overpayment applied (2364)

D. Assessment balance due or (overpayment) (1340)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (1340)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(1340)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CCF Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of Feb, 20 14.

FINOP, VP/Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report on Applying Agreed Upon Procedures and Independent Auditors' Report.

CCF Investments, Inc.
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,469,016.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,040,252.
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	12,642
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest—Non-Securities related (Deductions in excess of $100,000 require documentation)	420
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	8059314
2d. SIPC Net Operating Revenues	$ 409,702
2e. General Assessment @ .0025	$ 1,024 (to page 1, line 2.A.)

See Independent Accountants' Report on Applying Agreed Upon Procedures and Independent Auditors' Report.

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

February 25, 2014

Board of Directors and Management
CCF Investments, Inc.

We have audited the financial statements of CCF Investments, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014. Professional standards require that we provide you with the following information related to our audit. We have communicated such information in our letter to you dated December 10, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by CCF Investments, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by CCF Investments, Inc. during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management estimates the commissions receivable and the resulting payable to agents based on historical receipt information.

The financial statement disclosures are neutral, consistent and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. No audit adjustments were identified during the audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the board of directors and management of CCF Investments, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Carr, Riggs & Ingram, LLC

Carr, Riggs & Ingram, LLC

Client: ***45-01485 - CCF Investments, Inc.***
Engagement: ***2013 AUD - CCF Investments, Inc.***
Period Ending: ***12/31/2013***
Workpaper: ***3201 - AJE Report***

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 1		**Rhett**		
State income taxes as provided by Rhett				
6860	Taxes:6860 + State		9,000.00	
2170	Income Tax Payable			9,000.00
Total			**9,000.00**	**9,000.00**

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

Board of Directors and Management
CCF Investments, Inc.
Greensboro, Georgia

In planning and performing our audit of the financial statements of CCF Investments, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer funds that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

February 25, 2014